

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Mr. Hen Man Edmund
Chief Financial Officer
China Ceramics Co., Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

> **RE: China Ceramics Co., Ltd.**
> **Form 20-F for the Year ended December 31, 2010**
> **Filed April 4, 2011**
> **File No. 1-34944**

Dear Mr. Hen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 4 – Information on the Company, page 21

D. Property, Plant and Equipment, page 44

2. You disclose that you collectively own six buildings in Jinjiang, Fujian Province with three other companies. Please tell us and revise your accounting policy disclosures to clarify how

you are accounting for these properties. In addition, disclose the amounts that you have recorded related to these properties.

Item 15 – Controls and Procedures, page 97

Management's Annual Report on Internal Control over Financial Reporting, page 97

3. Please revise your disclosure within management's report on internal control over financial reporting to present a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. See Item 15(b)(1) of the Form 20-F requirements.

Item 18 – Financial Statements, page 102

Note 20 – Share Capital, page F-31

4. Please tell us and revise your disclosures to clarify how you have accounted for the contingent shares that were placed in escrow and will be released in the event certain earnings and stock price thresholds are achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: <u>Via E-mail</u>
        Mr. Jaszick Maldonado
        Loeb & Loeb LLP